                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)*

                    Under the Securities Exchange Act of 1934

                               DELPHI CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    247126105
                                 (CUSIP Number)

                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 4, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with


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      respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)[ ]
    (b)[X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS

    AF; OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

NUMBER OF                7 SOLE VOTING POWER
SHARES
BENEFICIALLY               0
OWNED BY               ---------------------------------------------------------
EACH REPORTING           8 SHARED VOTING POWER
PERSON
WITH                       14,680,692
                       ---------------------------------------------------------
                         9 SOLE DISPOSITIVE POWER

                           0
                       ---------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                           14,718,480
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,718,480
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)


--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    HC-CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)[ ]
    (b)[X]
--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS

    WC; OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [X]

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
NUMBER OF                7 SOLE VOTING POWER
SHARES
BENEFICIALLY               0
OWNED BY               ---------------------------------------------------------
EACH REPORTING           8 SHARED VOTING POWER
PERSON
WITH                       14,680,692
--------------------------------------------------------------------------------
                         9 SOLE DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                           14,718,480
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

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    14,718,480
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](2)


--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    BD-PN-IA
--------------------------------------------------------------------------------

This Amendment No. 5 amends certain information in the Statement on Schedule 13D filed on March 19, 2007 by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons"), as amended by Amendment No. 1 to the Schedule 13D filed on July 24, 2007, Amendment No. 2 to the Schedule 13D filed on November 1, 2007, Amendment No. 3 to the Schedule 13D filed on November 19, 2007 and Amendment No. 4 to the
Schedule 13D filed on December 13, 2007 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the
Schedule 13D.

Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended as follows:

On April 4 and 5, 2008, A-D Acquisition Holdings, LLC ("ADAH") delivered to the Company notices of termination (the "Notices") of the Equity Purchase and Commitment Agreement, dated August 3, 2007, as amended on December 10, 2007 (the "Amended Investment Agreement"), by and among ADAH, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner and Smith Incorporated, UBS Securities LLC, Goldman Sachs and Pardus DPH Holding LLC. Copies of the Notices are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference. As a result of the termination of the Amended Investment Agreement, neither Filing Person is any longer a member of any "group" that may have been created by the Amended Investment Agreement and related arrangements and is any longer the beneficial owner of more than five percent of the Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of April 4, 2008, each of GS Group and Goldman Sachs may be deemed to have beneficially owned an aggregate of 14,718,480 shares of Common Stock, including (i) 14,680,692 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (ii) 37,788 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 2.6% of the 563,477,461 shares of Common Stock reported to be outstanding as of January 31, 2008 as disclosed in Company's annual report on Form 10-K for the fiscal year ended December 31, 2007. GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Except as set forth in Schedule I hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Amendment No. 4 to the
Schedule 13D, from February 4, 2008 through April 4, 2008.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of


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shares of Common Stock beneficially owned by such Filing Person as indicated
herein.

(c) Schedule I hereto sets forth transactions in the Common Stock which were effected from February 4, 2008 through April 4, 2008, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule I, were effected on the over-the-counter market. Funds for the purchase of shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. The Filing Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

Except as set forth in Schedule I hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Amendment No. 4 to the
Schedule 13D, from February 4, 2008 through April 4, 2008.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

(e) As a result of the termination of the Amended Investment Agreement pursuant to the Notices described in Item 4 to this Amendment, as of April 4, 2008, the Filing Persons have ceased to be deemed the beneficial owners of more than five percent of the Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended as follows:

Exhibit No.     Exhibit
-----------     ----------------------------------------------------------------

   99.1         Letter from A-D Acquisition Holdings, Inc. to Delphi
                Corporation, dated April 4, 2008 (incorporated by reference to
                Exhibit 51 to the Schedule 13D filed by Appaloosa Investment
                Limited Partnership I and related persons and entities on April
                4, 2008).

   99.2         Letter from A-D Acquisition Holdings, Inc. to Delphi
                Corporation, dated April 5, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2008

                                                   THE GOLDMAN SACHS GROUP, INC.

                                                   By: /s/ Yvette Kosic
                                                       -------------------------
                                                   Name: Yvette Kosic

                                                   Title: Attorney-in-fact

                                                   GOLDMAN, SACHS & CO.

                                                   By: /s/ Yvette Kosic
                                                       -------------------------
                                                   Name: Yvette Kosic

                                                   Title: Attorney-in-fact

                                   SCHEDULE I

Purchase (P) /
  Sale (S)          Quantity       Price        Trade Date      Settlement Date
--------------      --------      -------       ----------      ---------------
      P                    1        0.170         2/5/2008             2/8/2008
      P                  291        0.155         2/5/2008             2/8/2008
      P                5,000        0.160         2/5/2008             2/8/2008
      P               50,000        0.160         2/5/2008             2/8/2008
      P               62,500        0.160         2/5/2008             2/8/2008
      S                5,000        0.160         2/5/2008             2/8/2008
      S                5,000        0.160         2/5/2008             2/8/2008
      S               20,000        0.165         2/5/2008             2/8/2008
      S               62,500        0.160         2/5/2008             2/8/2008
      S              127,500        0.160         2/5/2008             2/8/2008
      P               40,386        0.165         2/6/2008            2/11/2008
      P                7,500        0.150         2/6/2008            2/11/2008
      S               40,386        0.165         2/6/2008            2/11/2008
      P               24,798        0.155         2/8/2008            2/13/2008
      S               24,798        0.155         2/8/2008            2/13/2008
      P                5,000        0.150        2/11/2008            2/14/2008
      P                7,500        0.130        2/11/2008            2/14/2008
      P                7,500        0.145        2/11/2008            2/14/2008
      P                7,500        0.150        2/11/2008            2/14/2008
      P               12,500        0.145        2/11/2008            2/14/2008
      P               13,800        0.150        2/11/2008            2/14/2008
      P               13,800        0.150        2/11/2008            2/14/2008
      S                2,400        0.150        2/11/2008            2/14/2008
      S                9,000        0.130        2/11/2008            2/14/2008
      S               13,800        0.150        2/11/2008            2/14/2008
      S               13,800        0.150        2/11/2008            2/14/2008
      P                    1        0.140        2/13/2008            2/19/2008
      S               17,400        0.145        2/14/2008            2/20/2008
      P                  433        0.140        2/15/2008            2/21/2008
      S                6,512        0.155        2/15/2008            2/21/2008
      P                  432        0.140        2/20/2008            2/25/2008
      P                    1        0.135        2/21/2008            2/26/2008
      P                    1        0.135        2/25/2008            2/28/2008
      P                    1        0.145        2/26/2008            2/29/2008
      P                5,500        0.150        2/26/2008            2/29/2008
      P                    1        0.145        2/29/2008             3/5/2008
      P               10,000        0.165         3/3/2008             3/6/2008
      P               17,500        0.165         3/3/2008             3/6/2008
      P               25,000        0.165         3/3/2008             3/6/2008
      P               42,500        0.170         3/3/2008             3/6/2008
      P               42,500        0.170         3/3/2008             3/6/2008
      S                5,000        0.165         3/3/2008             3/6/2008
      P                9,000        0.160         3/3/2008             3/6/2008
      S               27,500        0.170         3/3/2008             3/6/2008
      S               42,500        0.170         3/3/2008             3/6/2008
      P                    1        0.160         3/4/2008             3/7/2008
      P                  609        0.165         3/4/2008             3/7/2008
      P               39,057        0.160         3/4/2008             3/7/2008
      S                   60        0.059        3/26/2008            3/31/2008
      S                   69        0.055        3/27/2008             4/1/2008